Grant F. Adamson Chief Governance Officer

July 7, 2010

Via EDGAR and Facsimile

Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel and Healthcare Services
Mail Stop 3561
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Temple-Inland Inc.
Form 10-K for Fiscal Year Ended January 2, 2010
Filed February 23, 2010
File No. 001-08634
Schedule 14A
Filed March 23, 2010
Supplemental Response Letter
Dated May 28, 2010

Dear Mr. Reynolds:

This letter is in response to the written comments received from the staff of the Division of Corporation Finance contained in the letter dated June 25, 2010, regarding the above referenced filings (the "Comment Letter").  A copy of the Comment Letter is attached for your reference.  Our response corresponds to the numbering in the Comment Letter with a summary of the comment used as a caption.

We understand the purpose of your review and appreciate the points raised in your comments and the opportunity to discuss the matter with Jay Williamson of the Staff.  Accordingly, we are working to clarify and supplement our disclosures in the areas noted in our future filings.  We hope that after reviewing our responses and the clarifications and additional disclosures we anticipate making in future filings you agree with the approach we plan to take to address these points.

Comments related to the Form 10-K for Fiscal Year Ended January 2, 2010

1.           The agreements representing the $2.38 billion note receivable which is secured by irrevocable letters of credit do not appear to have been filed and are not included in your exhibit index.  Please provide us with additional analysis supporting your conclusion regarding application of Item 601 of Regulation S-K to these agreements or file the notes and related letters of credit with your next periodic report.

1300 S. MoPac Expy., 3rd Floor  Austin, Texas 78746  512.434.3745  Fax 512.434.8180

Mr. John Reynolds
July 7, 2010

We will file the referenced agreements as exhibits to our Quarterly Report on Form 10-Q for the period ended July 3, 2010, and continue to reference them as exhibits to the appropriate filings with the SEC that we make during their respective terms.  There are 20 separate notes, all of which are substantially identical, and 20 separate letters of credit, all of which are substantially identical.  Accordingly, we will, as permitted under Instruction 2 to Item 601 of Regulation S-K, file a single form of note and a single form of letter of credit as exhibits beginning with our Quarterly Report on Form 10-Q for the period ended July 3, 2010.  With each form of agreement, we will include an explanatory note setting forth the total number of each type of agreement and the total dollar amount of each.

We are also sensitive to the importance to investors of the identity and creditworthiness of the letter of credit issuers.  We will continue to identify the letter of credit issuers similar to the disclosure on page 35 of the Annual Report on Form 10-K for the period ended January 2, 2010.  If we are required to substitute a letter of credit issuer, we will update this disclosure and, if the terms of the new letters of credit are not substantially identical to the form of letter of credit filed as an exhibit, we will file the new letters of credit as additional exhibits.

Again, we appreciate your interest in working with us to enhance our disclosures in our filings and look forward to working with you toward this end.  If you should have any questions or comments regarding this matter, please feel free to contact me.

Very truly yours,

/s/ Grant F. Adamson

Grant F. Adamson
Chief Governance Officer

Enclosures

cc:           Audit Committee of the Board of Directors
Ernst & Young LLP